UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

c Webcast 7th of November, 2025 Performance P-78Arrival at the BúziosField in September 2025 2 Disclaimer— Thepresentationmaycontainforwardlookingstatementsaboutfutureeventsthatarenotbasedonhistoricalfactsandarenotassurancesoffuturereults.Suchforward-lookingstatementsmerelyreflecttheCompany’scurrentviewsandestimatesoffutureeconomiccircumstances,industryconditions,companyperformanceandfinancialresults.Suchtermsas"anticipate","believe","expect","forecast","intend","plan","project","seek","should",alongwithsimilaroranalogousexpressions,areusedtoidentifysuchforward-lookingstatements.Readersarecautionedthatthesestatementsareonlyprojectionsandmaydiffermateriallyfromactualfutureresultsorevents.ReadersarereferredtothedocumentsfiledbytheCompanywiththeSEC,specificallytheCompany’smostrecentAnnualReportonForm20-F,whichidentifyimportantriskfactorsthatcouldcauseactualresultstodifferfromthosecontainedintheforward-lookingstatements,including,amongotherthings,risksrelatingtogeneraleconomicandbusinessconditions,includingcrudeoilandothercommodityprices,refiningmarginsandprevailingexchangerates,uncertaintiesinherentinmakingestimatesofouroilandgasreservesincludingrecentlydiscoveredoilandgasreserves,internationalandBrazilianpolitical,economicandsocialdevelopments,receiptofgovernmentalapprovalsandlicensesandourabilitytoobtainfinancing. Weundertakenoobligationtopubliclyupdateorreviseanyforward-lookingstatements,whetherasaresultofnewinformationorfutureeventsorforanyotherreason.Figuresfor4Q25onareestimatesortargets. Allforward-lookingstatementsareexpresslyqualifiedintheirentiretybythiscautionarystatement,andyoushouldnotplacerelianceonanyforward-lookingstatementcontainedinthispresentation. Inaddition,thispresentationalsocontainscertainfinancialmeasuresthatarenotrecognizedunderBrazilianGAAPorIFRS.Thesemeasuresdonothavestandardizedmeaningsandmaynotbecomparabletosimilarly-titledmeasuresprovidedbyothercompanies.Weareprovidingthesemeasuresbecauseweusethemasameasureofcompanyperformance;theyshouldnotbeconsideredinisolationorasasubstituteforotherfinancialmeasuresthathavebeendisclosedinaccordancewithBrazilianGAAPoIFRS. NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10 (a) of Regulation S-X. Operational highlights — UNITS IN BÚZIOS FPSO Almirante Tamandaré: Peak production at 225 mbpd, with only 5 production wells and 3 months ahead of schedule. In October, daily production surpassed the 250 mbpd mark for the first time, above the platform's nominal capacity, as authorized by the competent authorities. P-78: arrival at the location. Mooring completed and final phase of interconnection of the 1st production well. Start-up in 4Q25. PRODUCTION RECORDS We reached a new record in total oil and natural gas production, with 3.14 MM boed, 7.6% above 2Q25 and 16.9% above 3Q24. We also achieved recordsin total operated production (4.54 MM boed) and in pre-salt own production (2.56 MM boed). This is due to a 4% increase in efficiency (9M25) in the fields in operation and the start-up of new systems. NEW VESSELS We signed a lease contract for 4 ROV Support Vessels (RSV) type, to support subsea operations. They will be built in Brazil, with delivery expected in 2029 and 2030. SUBSEA EPCI Contract signing for Atapu 2 project. NEW EXPLORATORY AREAS We acquired the Jaspe block, where we will be the operator in partnership with Equinor, and 100% of the Citrino block in the 3rd Cycle of the Permanent Production Sharing Offer by ANP. We announced the acquisition of 27.5% participation in block 4, located in São Tomé and Príncipe, Africa. 3 4 Operational highlights — HIGH VALUE-ADDED PRODUCTS The Utilization Factor was 94% in 3Q25, with production of 69% high value-added products (diesel, gasoline, and jet fuel) and 69% pre-salt oil processing, contributing to the generation of higher value products and reduced emissions. SALES OF OIL PRODUCTS AND OIL We increased oil product sales by 5% in the Domestic Market. Highlight on diesel, which grew 12%compared to 2Q25 and 6%compared to 3Q24. We exported 814 mbpdof oil which, combined with oil products, surpasses the 1 MM bbl/day export milestone. LOW-CARBON PRODUCTS REDUC: ISCC international certification for SAF production. REVAP: SAF production testing and start of CAP Pro R asphalt production. RPBC: we initiated the contracting process for the construction of the first plant dedicated to producing BioJetFuel and renewable diesel. BOAVENTURA COMPLEX We signed 5 contracts for the construction of units that will expand the production of Diesel S10 by 76 mbpd, Jet Fuel by 20 mbpd, and enable the production of 12 mbpd of Group II lubricant. RNEST We signed all 9 contracts for the completion of Train 2 at RNEST. We will reach the refinery's processing capacity of 260 mbpd by 2029. LICENCES Obtaining relevant licenses for the Business Plan: • Preliminary license for stage 4 –Pre-salt. • Approvals for the 3rd and 4th production wells of FPSO Alm. Tamandaréin Búzios7. • Installation license for logistics adaptations for oil products and operating license for the reverse osmosis system of REDUC. • Installation license for the pipeline system and integrated environmental license for the ULUB of Boaventura. • Preliminary license for the BioQAV and renewable diesel plant of RPBC. Operational highlights— NATURAL GAS PROCESSING The processing plants in Cabiúnas, Caraguatatuba, Itaboraí, and Cacimbasreached a record of 44 MMm³/d of specified gas for sale in August 2025. NATURAL GAS FREE MARKET We advanced in the natural gas free market within the integrated network, reaching 6.5 MMm³/dof contracted volume in this modality, approximately 65% of the total market, aligned with our share in gas production. Thus, we reaffirm the competitiveness of our portfolio and our commitment to dynamic participation in the new open market. 5 RECOGNITION AND AWARDS Distinguished Achievement Award da OTC Brasil, for technological innovations in Búzios7, setting new benchmarks for the industry. Most innovative company in the country in the oil, gas, and petrochemical sector, according to the Valor InovaçãoBrasil2025 survey. Best Brazilian Company in Forbes' ranking of the world's best employers. Top 3in the Randstad Award 2025 ranking of the best employer brands in Brazil. We received the 2025 Transparency Award from Anefac, in recognition of the quality and clarity of our financial statements. Reuters Sustainability Awards 2025: we were recognized as a “Highly Commended Company” in the Diversity and Inclusion category. CCS SÃO TOMÉ We approved the construction of the CCS São Tomé Pilot Project in Macaé(RJ), a pioneering initiative in Brazil for the capture, transport, and geological storage of up to 100 thousand tons of CO₂ per year. PARTNERSHIP IN DECARBONIZATION We established a strategic alliance with Amazon for the decarbonization of its logistical operations. NEW EMPLOYEES Admission of 850 technical-level employees and 570 newly trained employees joined the workforce, following training courses. highlights 3Q25— Fernando Melgarejo CFO 3Q25 Financial Results — OCF 3Q25 US$ 9.9 billion +31% vs 2Q25 FCF 3Q25 US$ 5.0 billion +44% vs 2Q25 7 excluding one-off events US$ 5.2 billion NET INCOME 3Q25 EBITDA 3Q25 excluding one-off events US$ 12.0 billion +17% vs 2Q25 +28% vs 2Q25 DIVIDENDS 3Q25 R$ 12.2 billion +40% vs 2Q25 Consistent Growth in Production and Sales — 8 748 863 981 3Q24 2Q25 3Q25 1,771 1,714 1,804 3Q24 2Q25 3Q25 OIL PRODUCTS SALES Mbpd OIL SALES Mbpd TOTAL PRODUCTION Mboed 14% 5% 2,129 2,334 2,520 525 559 594 35 31 31 3Q24 2Q25 3Q25 Oil Gas Oil and Gas - abroad 8% 17% 2,923 3,144 2,689 Our operational efficiency sustained robust financial results amid a new Brent prices scenario— 80.2 67.8 69.1 3Q24 2Q25 3Q25 BRENT US$/bbl 2% 11.3 7.5 9.9 3Q24 2Q25 3Q25 31% 5.5 4.1 5.2 3Q24 2Q25 3Q25 28% 9 17% 11.6 10.2 12.0 3Q24 2Q25 3Q25 Adjusted EBITDA excluding one-off events US$ billion NET INCOME excluding one-off events US$ billion OCF US$ billion CAPEX Execution— 10 CAPEX by Segment 3Q25 US$ 5.5 billion Production Development Projects Main Highlights 3Q25 US$ billion 1.7 0.4 0.3 0.1 0.1 BÚZIOS SÉPIA 2 AND ATAPU MARLIM 1 & 2 REVIT. IPB MERO 4 Exploration8.5% Others E&P8.7% RTM 11.0% Others 2.3% Produciton Development 67.5% E&P 84.8% G&LCE 1.9% E&P CAPEX Evolution by Activity US$ billion WELLS SUBSEA ACTIVITIES PLATFORM CONSTRUCTION OTHERS 0.82 1.40 0.88 1.21 2Q25 3Q25 3Q25 Wells: 20 drilled and10 completed Sub: 23 interconnections and 6 pre-lay activities at Búzios6 Platforms: major milestones at Búzios6 (sail-away) and Sépia2 (start of hull construction) 0.92 0.89 1.10 1.17 Total Capex vs. Cash Capex— Excluding the 4Q24 carry-over, the ratio of total Capex to cash Capex was 89% 11 Total CAPEX 9M25LeasesGeology andGeophysicsContractualmilestonesOthersCash CAPEX 9M25TOTAL CAPEX vc. CASH CAPEXUS$ billion ¹ Contract milestones includes payments related to project mobilization and the acquisition of materials for future use in projects. ² Includes a mismatch between measurement and payment. ¹ ² 14.0 12.9 0.2 1.2 -0.5 -1.9 53.9 35.7 30.0 28.8 23.2 23.8 25.8 28.1 21.7 23.0 23.8 33.8 37.1 40.7 42.3 42.6 63.2 47.6 41.5 44.7 52.2 56.0 58.6 59.1 75.5 58.7 53.8 62.6 60.3 64.5 68.1 70.7 2020 2021 2022 2023 2024 Mar/25 Jun/25 Sept/25 Leasing Financial Debt Net Debt Gross Debt Debt— We issued two new bonds in September, due in 2030 and 2036, each amounting to US$ 1 billion US$ billion 12 Bond maturing in 2030 •Lowest spread over US Treasuries since 2001. •Lowest spread over the sovereign bond since 2002. Bond maturing in 2036 •Lowest spread over US Treasuries since 2011. •Lowest spread over the sovereign bond since 2006. 9.5 11.6 Jun/25 Sept/25 + 2.1 bi CASH AND CASH EQUIVALENTS US$ billion Commitment to distributing results—Strong Shareholder Remuneration Policy ensures dividends consistent with different oil prices DIVIDENDS 3Q25 ASSUMPTIONS • Financial Sustainability of the Company • Capital discipline, optimization of cash allocation and liability management • Positive Accrued Net Income R$ 12.2 billion R$ 0.94 per share Record Date: 12/22/2025 PAYMENT 1st installment on 02/20/26 • R$ 0.47 per share 2nd installment on 03/20/26 • R$ 0.47 per share Form of distribution (IoC and/or dividends) to be defined by 12/11 R$ 12.2 billion 3Q25 13 SHAREHOLDER REMUNERATION (45% x FCF) DIVIDENDS and/or INTEREST ON EQUITY Obs.: Cash perspective Taxes paid in 3Q25—The contributions through taxes already amount to R$ 199.6 billion in 2025 MUNICIPAL TAXES R$ 0.5 billion GOVERNMENT TAKE R$ 15.1 billion FEDERAL TAXES R$ 22.7 billion STATE TAXES R$ 29.7 billion R$ 68 billion in taxes in 3Q25 14 INTERNA AMAPÁ PARÁ FRENCHGUIANA Oiapoque Macapá Morpho (1-APS-57) Belém EXPLORATION LICENSE GRANTED ON OCTOBER 20 We met all the requirements stablished by Ibama, fully complying with the enviromental licensing process. The drilling rig is at the well location and the drilling activities, that started on October 20, shall take approximately 5 months. WATERDEPTH 2,880 m WELLDEPTH 7,081 m DISTANCE TO AMAZONA’S RIVER MOUTH 540 km DISTANCETO COAST 175 km 15 NS-42 drilling rig Publicity: Foresea We started drilling the Morpho well, located off Amapa’s coast — INTERNA FPSO Almirante Tamandaré Búzios field Impacts for Petrobras Total additional capacity will be 115 Mbpd • Petrobras’ share: ~90 Mbpd Additional capacity in our FPSOs— IBAMA approved the expansion of FPSO Almirante Tamandaré capacity – from 220 to 270Mbpd – and five other platforms. 16 — c Webcast 7th of November, 2025 Performance P-78Arrival at the BúziosField in September 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer